UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VeriTeQ Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

923449102

(CUSIP Number)

July 3, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)

b.	☑	Rule 13d-1(c)

c.	☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	923449102

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Louis Michael Haller III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

0
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.

     (a)   Name of Issuer:

VeriTeQ Corporation (the “Issuer”)

     (b)   Address of Issuer’s Principal Executive Offices

220 Congress Park Drive, Suite 200

Delray Beach, FL 33445

Item 2.

(a)	Name of Person Filing:

Louis Michael Haller III

(b)	Address of Principal Business Office or, if none, Residence

5924 Colodny Drive Agoura, CA 91301

(c)	Citizenship:

United States of America.

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share, of the Issuer (the “Common Stock”)

(e)	CUSIP Number:

923449102

Item 3. If this statement is filed pursuant to RuleS13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

     (a) and (b):

The information in this filing reflects the 1-for-30 reverse stock split of the Issuer’s common stock, which became effective on October 18, 2013.

On August 27, 2012, following the execution of an employment agreement with the Issuer effective August 23, 2012 (as previously disclosed in a Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 28, 2012), Mr. Haller was granted a stock option to purchase an aggregate total of 333,333 shares of the Issuer's Common Stock. The option as to 66,667 shares immediately vested upon grant and the other shares were to vest in four additional tranches, each tranche as to 66,667 shares, upon meeting certain conditions. As a result, Mr. Haller was deemed to beneficially own 66,667 shares of Common Stock, and all such shares of Common Stock represented beneficial ownership of approximately 6.5% of the Common Stock, based on 1,029,156 shares of Common Stock issued and outstanding on August 27, 2012.

On May 3, 2013, Mr. Haller’s employment with the Issuer was terminated in accordance with an amendment to employment agreement dated April 10, 2013. As a result, Mr. Haller had until July 3, 2013 to exercise the vested option to acquire 66,667 shares of Common Stock. Mr. Haller did not exercise the option and, therefore, on July 3, 2013, the option was forfeited. As of July 3, 2013, Mr. Haller ceased to own any chares of the Issuer's Common Stock.

     (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote:    0    .

               (ii) Shared power to vote or to direct the vote:    0     .

               (iii) Sole power to dispose or to direct the disposition of:    0     .

               (iv) Shared power to dispose or to direct the disposition of:    0     .

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and were held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

LOUIS MICHAEL HALLER III

By:	/s/ Louis Michael Haller III
Louis Michael Haller III